EXHIBIT 4.4

AMENDMENT NO. 1
TO THE
KPMG CONSULTING, INC. 401(k) PLAN

      WHEREAS, KPMG Consulting, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains a defined contribution retirement plan for the benefit of certain of its employees designated the KPMG Consulting, Inc. 401(k) Plan (the “Plan”);

      WHEREAS, Section 16.1 of the Plan provides that the Committee may amend the Plan; and

      WHEREAS, the Committee desires to amend the Plan in certain respects.

      NOW, THEREFORE, pursuant to the power of amendment contained in Section 16.1 of the Plan, the Plan is hereby amended, effective May 1, 2000, as follows:

1.	Clause (d) of the second sentence of paragraph (11) of Section 2 is hereby deleted in its entirety and the remaining clause in such sentence is renumbered accordingly.

2.	Paragraph (14) of Section 2 is deleted in its entirety, and the remaining paragraphs of such Section shall be renumbered accordingly.

3.	Section 2 is amended by inserting the following new paragraph (15) (as renumbered pursuant to item 2, above), and the remaining paragraphs of such Section shall be renumbered accordingly:

Hours of Service

(a)	Each hour for which an Employee:

(1)	is paid, directly or indirectly, or entitled to payment, for the performance of duties for an Employer during the applicable computation period; is paid, directly or indirectly, or entitled to payment, by an Employer on account of a period of time during which no duties are performed (irrespective of whether the employment relationship has terminated) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, military duty or leave of absence, except that:

(i)	no more than 501 hours shall be credited to an Employee on account of any single continuous period during which the Employee performs no duties (whether or not such period occurs in a single computation period); and

(ii)	no credit shall be given for any hour attributable, directly or indirectly, to a payment made or due under a plan maintained solely for the purpose of complying with applicable workers’ compensation, unemployment compensation or disability insurance laws, or to reimburse an Employee for medical or medically related expenses incurred by the Employee;

(2)	receives back pay, irrespective of mitigation of damages, under an award or an agreement with an Employer. No hour shall be credited under both this subsection (3) and under subsection (1) or subsection (2), as the case may be. In addition, hours credited under this subsection which are attributable to periods referred to in subsection (2) shall be subject to the limitations set forth in that subsection; and

(3)	is normally scheduled to work during a period when the Employee is absent from employment with an Employer for voluntary or involuntary military service with the armed forces of the United States, provided that such Employee returns to work within 90 days after his discharge date or such longer period of time as may be prescribed by the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”).

(b)	For purposes of this Section, a Participant who is absent from work for maternity or paternity reasons shall receive credit for the hours of service for which he would normally have received credit but for such absence, up to a maximum of 501 hours. An absence from work for maternity or paternity reasons means an unauthorized absence because of the Participant’s pregnancy, the birth of a child of the Participant, the placement of a child with the Participant in connection with the Participant’s adoption of such child, or for purposes of caring for such child immediately following its birth or adoption placement. The computation period to which such hours of service are to be credited shall be:

(i)	the 12-consecutive-month period beginning on the annual anniversary of the Employee’s date of hire in which the absence from work begins if such crediting is necessary to prevent the Participant from incurring a One-Year Break in Service; or

(ii)	the immediately following 12-consecutive-month period in any other case.

A Participant shall not receive credit for Years of Service for the hours of service credited for maternity or paternity leave for any purpose of the Plan other than determining whether a One-Year Break in Service has occurred. This subsection shall not in any way be deemed to grant any rights to maternity or paternity leave.

For purposes of determining the number of Hours of Service to be credited to an Employee, (i) an Employee who is compensated on an hourly basis shall be credited with hours of service based on records maintained by the Employee’s Employer of the actual hours for which the Employee is compensated and (ii) an Employee who is not compensated on an hourly basis shall be credited with 45 Hours of Service for each week for which the Employee would be required to be credited with at least one Hour of Service under Department of Labor Regulation §2530.200b-2. The special rules provided in Department of Labor (“DOL”) Regulation section 2530.200b-2(b) and (c) shall be used to determine the number of hours to be credited for periods during which no duties are performed and for back pay awards, and the computation periods to which they are to be credited under subsections (2) and (3).

4.        Section 3.1 is amended in its entirety to read as follows:

An Eligible Employee who is regularly scheduled to work 1,000 or more Hours of Service in a year shall become a Participant in the Plan as soon as administratively feasible following such Employee’s commencement of employment, but in no event later than 30 days after the date on which the Eligible Employee commences employment. Each Eligible Employee regularly scheduled to work less than 1,000 Hours of Service in a year shall become a Participant in the Plan as soon as administratively feasible following the date on which he has completed one Year of Service for eligibility purposes but in no event later than 30 days following such date. If such Employee’s work hours are increased to 1,000 or more Hours of Service in a year, he shall become a Participant as soon as administratively feasible following such change in work schedule, but in no event later than 30 days following such change. Notwithstanding the foregoing, each individual who was an Eligible Employee on the Effective Date and who was a Prior Plan Participant immediately before the Effective Date became a Participant in the Plan as of the Effective Date.

5.	The first sentence of Section 3.2 is amended by inserting the phrase “Subject to Section 14.6” at the beginning thereof.

6.	The final clause of the first sentence of Section 4.1(a) is amended by deleting the number “2%” and inserting the number “1%” in lieu thereof.

7.	The second sentence of the second paragraph of Section 4.2 is deleted in its entirety.

8.	The first sentence of Section 4.3 is revised to read as follows:

Subject to the limitations set forth in Article 6, each Employer, in its sole discretion, may elect to contribute for a Plan Year, on behalf of its Eligible Employees who are Participants and who are employed on the last day of such Plan Year, such amount as the Company may determine.

9.	The first sentence of Section 8.1(b) is amended in its entirety to read as follows:

Each Participant shall make an investment election that shall apply to the investment of contributions to be made on his behalf (other than employer matching contributions made in the form of shares of Company Stock as described in Section 4.2) pursuant to Article 4 or 5 and any earnings on such contributions.

10.	Section 8.1(d) is amended in its entirety to read as follows:

Notwithstanding any provision of this Section to the contrary, the portion of a Participant’s Matching Account attributable to matching contributions made in the form of shares of Company Stock shall be initially invested in the Company Stock Fund.

11.	Section 8.4 is amended by inserting the following new paragraph (d) and the remaining paragraphs are renumbered accordingly:

Allocation of Voluntary Contributions. Voluntary contributions made pursuant to Section 5.1 shall be allocated to the Voluntary Contribution Account of each Participant for whom such contributions are made as soon as practicable after the Valuation Date coinciding with or next following the date on which such contribution is delivered to the Trustee and shall be credited to such Participant’s account as of such Valuation Date.

12.	The phrase “Voluntary Contribution Account” is deleted from clause (i) of Section 9.2(a) and from the fourth sentence of Section 9.2(d).

13.	Section 9.2(b) is amended by deleting the last two sentences from the last paragraph of such subsection.

14.	Sections 9.3(a)(1)(i) and 9.3(b)(i) are amended by deleting the number “60” and inserting the number “62” in lieu thereof.

15.	Section 9.3(e) is amended by deleting the number “65” and inserting the number “62” in lieu thereof.

16.	Section 10.1 is amended in its entirety to read as follows:

If an Employee who is not a Participant becomes eligible to participate because of a change in his employment status to that of an Eligible Employee, such Employee shall become a Participant as soon as administratively feasible thereafter, but in no event later than 30 days following the date of such change.

17.	The first clause of Section 10.2 is amended to read as follows:

If a terminated Participant is reemployed, the Participant shall again become a Participant as soon as administratively feasible following the date of such reemployment, but in no event later than 30 days following the date of such reemployment;

18.	The second sentence of Section 11.2(a) is amended to read as follows:

Each Participant (or Beneficiary) shall be entitled to instruct the Trustee regarding how to respond to any such tender offer with respect to (i) the number of shares of Company Stock represented by the units of interest in the Company Stock Fund then allocated to his Account and (ii) a pro rata portion of the unallocated shares of Company Stock (if any).

19.	Section 11.2(a) is amended by adding the following at the end thereof:

For purposes of this Section, the shares of Company Stock held in the Company Stock Fund shall be treated as allocated to the accounts of Participants in proportion to their respective interests in the Company Stock Fund as of the immediately preceding record date for ownership of Company Stock for stockholders entitled to tender. The Committee may direct the Trustee to make a special valuation of the Company Stock Fund in connection with such tender or exchange offer. If, for any reason, there are any shares of Company Stock held in the Company Stock Fund which are not allocated to the accounts of Participants at the applicable time, the Trustee shall respond to such tender or exchange offer with respect to such unallocated shares by tendering or exchanging unallocated shares in the same proportion as the allocated shares held under the Company Stock Fund for which directions were received from Participants are tendered or exchanged, and by not tendering or exchanging the balance of such unallocated shares, and the Trustee shall have no discretion in such matter.

20.	The last sentence of Section 12.1(e) is amended in its entirety to read as follows:

All determinations and actions of the Committee shall be final, conclusive and binding upon all affected parties, to the maximum extent permitted by law, except that the Committee may revoke or modify a determination or action that the Committee determines to have been made in error.

21.	Section 14.6 is amended in its entirety to read as follows:

The Committee may direct the Trustee to transfer all or a specified portion of the Trust assets to any other plan or plans maintained by the Employer, an Affiliate, or the employer or employers of a Participant or Participants, without regard to whether such Participants would otherwise be entitled to receive a distribution under Section 9.3 of the Plan, provided that the Trustee has received evidence satisfactory to it that such other plan meets all applicable requirements of the Code. In the case of a Participant who transfers employment to an Affiliate that maintains a plan with a cash or deferred arrangement, which is qualified under section 401(a) of the Code, such Participant’s Account shall be transfered to such plan as soon as administratively practicable following the date of such Participant’s transfer of employment.

22.	Section 14.9 is amended by deleting the word “Illinois” and inserting the words “New York” in lieu thereof.

      IN WITNESS WHEREOF, this Amendment No. 1 has been executed this 6th day of February, 2001.

KPMG CONSULTING INC.

/s/ Mary E. Sullivan

/s/ Nathan H. Peck, Jr.